SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

November 17, 2003

Microcell Telecommunications Inc.

800 de La Gauchetière Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]      Form 40-F [   ]

     [Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [   ]      No [X]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2003

Microcell Telecommunications Inc.

By:

/s/ Jocelyn Côté Jocelyn Côté, Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT

1.      Reporting Issuer

Microcell Telecommunications Inc. 800 de La Gauchetiere Street West Suite 4000 Montreal, Quebec H5A 1K3

2.      Date of Material Change

November 7, 2003

3.      Press Release

Microcell Telecommunications Inc. (“Microcell” or the “Company”) issued a press release with respect to a material change on November 7, 2003. A copy of such press release is attached hereto and form a part hereof.

4.      Summary of Material Change

Microcell announced on November 7, 2003 its consolidated financial and operating results for the third quarter and nine months ended September 30, 2003.

5.      Full Description of Material Change

Microcell announced on November 7, 2003 its consolidated financial and operating results for the third quarter and nine months ended September 30, 2003.

EBITDA (defined as operating income or loss, excluding restructuring charges, impairment of intangible assets, and depreciation and amortization) for the first nine months of 2003 grew 32% to $87.3 million from $66.2 million for the same period in 2002. For the third quarter of 2003, total revenues were $146.2 million, compared with $154.5 million for the same quarter last year, while total operating expenses before depreciation and amortization decreased 5% to $121.0 million. This resulted in EBITDA of $25.2 million for the three-month period ended September 30, 2003, compared with $26.6 million for the same period in 2002.

A detailed discussion and analysis of the financial results for the third quarter is provided at the end of the attached news release in the section entitled Management’s Discussion and Analysis. Some operating and financial highlights for the third quarter included:

•	Total retail gross customer activations were 132,521, down from 150,805 in the third quarter of 2002, and up from 87,873 in the preceding quarter. Postpaid subscriber additions represented 43% of the total gross additions for the quarter, while prepaid accounted for the remaining 57%. This compares with a postpaid-to-prepaid split of 39% to 61% for the same quarter in the previous year and 35% to 65% for the second quarter of 2003.

•	The average monthly blended churn rate for the quarter improved to 2.6% from 3.9% for the third quarter of last year and from 3.3% for the second quarter of this year. The year-over-year decrease was due both to lower postpaid and prepaid churn, while the sequential improvement was directly the result of better prepaid churn. Postpaid churn for the third quarter was 2.0%, compared with 3.5% in 2002 and 1.9% for the immediately preceding quarter, while prepaid churn improved significantly to 3.1% from 4.3% and 4.5% for the same respective periods due, in part, to the success of the Company’s customer lifecycle initiatives.

•	The Company added 41,292 new net retail customers in the third quarter, which was slightly ahead of plan. This compared with net additions of 5,978 for the same year-ago quarter and a subscriber loss of 28,153 in the previous quarter. As of September 30, 2003, Microcell provided wireless service to 1,137,724 retail customers, 517,064 of whom were on postpaid and 620,660 on prepaid. The Company also provided PCS network access to 22,712 wholesale subscribers as at the end of the third quarter of 2003, an increase of 3,096 compared with last quarter.

•	Postpaid average monthly revenue per user (ARPU) increased to $63.88 from $61.27 in the third quarter of 2002 and from $60.11 in the preceding quarter, primarily as a result of higher roaming and value-added service revenues per user, as well as increased usage of long distance. Prepaid ARPU in the third quarter remained relatively unchanged both on a year-over-year and sequential basis at $19.92, compared with $19.34 and $20.49, respectively, mainly as a result of fairly stable network usage. Although both quarterly postpaid and prepaid ARPU increased individually, year-over-year, blended ARPU for the third quarter was $39.98 compared with $41.50 for the same quarter in 2002, due to a higher proportion of prepaid customers in the retail customer base relative to one year ago. However, blended ARPU increased 3% sequentially, remaining in line with the Company’s full-year expectations.

•	The retail cost of acquisition (COA) for the third quarter was unchanged year-over-year at $254 per gross addition, which also represented an improvement of 3% over the previous quarter. This result was achieved despite the launch of the Company’s post-recapitalization selling and marketing program.

•	Capital expenditures in the third quarter increased to $20.1 million from $12.6 million and $12.7 million, respectively, in the third quarter of 2002 and second quarter of 2003. The additional spending reflects enhancements made to the Company’s network in the Greater Vancouver area ahead of launching City Fido—Canada’s first local and mobile service—as well as continued improvements to capacity and signal strength in accordance with customer base and usage growth.

•	As of September 30, 2003, the Company had cash and cash equivalents totaling $147.0 million, compared with total cash availability of $118.0 million as at the end of the second quarter of 2003. In addition, the Company also had access to a $25 million revolving bank credit facility, with the ability to increase it to $75 million.

•	The Company posted net income of $1.3 million for the third quarter, compared with a net loss of $152.3 million for the same quarter last year and net income of $25.2 million for the previous quarter. The year-over-year quarterly improvement was due primarily to lower interest expense (arising from the Company’s capital reorganization), lower depreciation and amortization (resulting from “fresh start” accounting), and a better foreign exchange rate, while on a sequential basis net income was lower predominantly as a result of a $47.1 million foreign exchange gain recorded in the second quarter of 2003, compared with a foreign exchange loss of $1.5 million in the third quarter of 2003.

6.      Reliance on Section 75(3)

Not applicable.

7.      Omitted Information

Not applicable

8.      Senior Officer

The senior officer who can answer questions regarding this report is Mr. Jocelyn Côté, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Côté can be reached at (514) 937-2121.

9.      Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED the 17th day of November, 2003 at Montreal, Quebec.

(Signed) Jocelyn Cote

Jocelyn Cote
Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell’s Material
Change Report dated November 7, 2003

News Release

For immediate release

MICROCELL AHEAD OF PLAN
Year-to-date EBITDA $87 million
Third-quarter EBITDA $25 million
Positive net subscriber additions for the third quarter

Montreal, November 7, 2003—Microcell Telecommunications Inc. (TSX: MT) today announced its consolidated financial and operating results for the third quarter and nine months ended September 30, 2003. EBITDA (defined as operating income or loss, excluding restructuring charges, impairment of intangible assets, and depreciation and amortization) for the first nine months of 2003 grew 32% to $87.3 million from $66.2 million for the same period in 2002. For the third quarter of 2003, total revenues were $146.2 million, compared with $154.5 million for the same quarter last year, while total operating expenses before depreciation and amortization decreased 5% to $121.0 million. This resulted in EBITDA of $25.2 million for the three-month period ended September 30, 2003, compared with $26.6 million for the same period in 2002.

“Our operational performance in the third quarter clearly demonstrates the substantial progress we made in re-establishing Fido as a strong competitor in the Canadian wireless market,” said Andre Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc. “In our first full quarter of operations following the completion of our recapitalization process, customer acquisition was back on track and churn was well under control, resulting in positive net additions for the first time in three quarters. We also kept strict control over our operating costs, which contributed to our sound financial results, including a significant increase in our cash position.”

“Our financial performance exceeded expectations in many respects and shows our commitment to deploy all our efforts to build shareholder value by driving our business to generate earnings and cash flow,” stated Jacques Leduc, Chief Financial Officer and Treasurer of Microcell Telecommunications Inc. “However, we did not pursue growth at any cost. We continued to closely monitor subscriber acquisition costs and to carefully measure capital expenditures, despite additional spending required for the launch of City Fido™ in Vancouver. As a result, we increased our cash balance by $29 million to $147 million. Our improved liquidity position provides us with better financial flexibility to deepen our competitive position in the quarters ahead as we seek profitable growth through achieving the right balance between incremental capital expenditures, cost of acquisition, and the expected revenues.”

A detailed discussion and analysis of the financial results for the third quarter is provided at the end of this news release in the section entitled Management’s Discussion and Analysis. Some operating and financial highlights for the third quarter included:

•	Total retail gross customer activations were 132,521, down from 150,805 in the third quarter of 2002, and up from 87,873 in the preceding quarter. Postpaid subscriber additions represented 43% of the total gross additions for the quarter, while prepaid accounted for the remaining 57%. This compares with a postpaid-to-prepaid split of 39% to 61% for the same quarter in the previous year and 35% to 65% for the second quarter of 2003.

•	The average monthly blended churn rate for the quarter improved to 2.6% from 3.9% for the third quarter of last year and from 3.3% for the second quarter of this year. The year-over-year decrease was due both to lower postpaid and prepaid churn, while the sequential improvement was directly the result of better prepaid churn. Postpaid churn for the third quarter was 2.0%, compared with 3.5% in 2002 and 1.9% for the immediately preceding quarter, while prepaid churn improved significantly to 3.1% from 4.3% and 4.5% for the same respective periods due, in part, to the success of the Company’s customer lifecycle initiatives.

•	The Company added 41,292 new net retail customers in the third quarter, which was slightly ahead of plan. This compared with net additions of 5,978 for the same year-ago quarter and a subscriber loss of 28,153 in the previous quarter. As of September 30, 2003, Microcell provided wireless service to 1,137,724 retail customers, 517,064 of whom were on postpaid and 620,660 on prepaid. The Company also provided PCS network access to 22,712 wholesale subscribers as at the end of the third quarter of 2003, an increase of 3,096 compared with last quarter.

•	Postpaid average monthly revenue per user (ARPU) increased to $63.88 from $61.27 in the third quarter of 2002 and from $60.11 in the preceding quarter, primarily as a result of higher roaming and value-added service revenues per user, as well as increased usage of long distance. Prepaid ARPU in the third quarter remained relatively unchanged both on a year-over-year and sequential basis at $19.92, compared with $19.34 and $20.49, respectively, mainly as a result of fairly stable network usage. Although both quarterly postpaid and prepaid ARPU increased individually, year-over-year, blended ARPU for the third quarter was $39.98 compared with $41.50 for the same quarter in 2002, due to a higher proportion of prepaid customers in the retail customer base relative to one year ago. However, blended ARPU increased 3% sequentially, remaining in line with the Company’s full-year expectations.

•	The retail cost of acquisition (COA) for the third quarter was unchanged year-over-year at $254 per gross addition, which also represented an improvement of 3% over the previous quarter. This result was achieved despite the launch of the Company’s post-recapitalization selling and marketing program.

•	Capital expenditures in the third quarter increased to $20.1 million from $12.6 million and $12.7 million, respectively, in the third quarter of 2002 and second quarter of 2003. The additional spending reflects enhancements made to the Company’s network in the Greater Vancouver area ahead of launching City Fido—Canada’s first local and mobile service—as well as continued improvements to capacity and signal strength in accordance with customer base and usage growth.

•	As of September 30, 2003, the Company had cash and cash equivalents totaling $147.0 million, compared with total cash availability of $118.0 million as at the end of the second quarter of 2003. In addition, the Company also had access to a $25 million revolving bank credit facility, with the ability to increase it to $75 million.

•	The Company posted net income of $1.3 million for the third quarter, compared with a net loss of $152.3 million for the same quarter last year and net income of $25.2 million for the previous quarter. The year-over-year quarterly improvement was due primarily to lower interest expense (arising from the Company’s capital reorganization), lower depreciation and amortization (resulting from “fresh start” accounting), and a better foreign exchange rate, while on a sequential basis net income was lower predominantly as a result of a $47.1 million foreign exchange gain recorded in the second quarter of 2003, compared with a foreign exchange loss of $1.5 million in the third quarter of 2003.

Microcell Telecommunications Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking statements

This management’s discussion and analysis contains “forward-looking” statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as “believe”, “intend”, “may”, “will”, “expect”, “estimate”, “anticipate”, “continue”, “consider”, or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. The Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in the Company’s market; advances in telecommunications technology; changes in the telecommunications regulatory environment; future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radio frequency emission concerns; and exchange rate fluctuations. Readers should evaluate any statements in light of these important factors.

BASIS OF PRESENTATION AND CAPITAL REORGANIZATION

On May 1, 2003, the Company successfully completed its capital reorganization and presented its financial results on the basis of fresh start accounting, which requires assets and liabilities to be comprehensively revalued. Consequently, the accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2002, except that the Company’s assets and liabilities have been comprehensively revalued. The financial position of the Company as at December 31, 2002 has not been presented because it is not considered comparable due to the significant changes resulting from the capital reorganization which is described in note 1 to the unaudited interim consolidated financial statements for the period ended September 30, 2003.

With the exception of the balance sheet, comparative financial statements for periods prior to May 1, 2003 have been presented pursuant to regulatory requirements. In reviewing the comparative financial statements, readers are reminded that they do not reflect the effects of the Plan nor the application of fresh start accounting.

The following is a discussion and analysis of the consolidated financial condition of Microcell and its subsidiaries as of September 30, 2003 and results of operations for the three- and nine-month periods ended September 30, 2003 and 2002. The 2003 figures comprise three months post-reorganization for the three-month period, and five months post-reorganization and four months pre-reorganization for the nine-month period. This discussion and analysis should be read in conjunction with the consolidated financial statements of Old Microcell as at and for the year ended December 31, 2002.

Operating results for the interim periods are not necessarily indicative of the results that may be expected for the full year. Specifically, during the fourth quarter, the Company’s operations are subject to certain seasonal factors associated with subscriber acquisition during the holiday period, which historically is the largest acquisition period of the year for the wireless industry. As a result, operating and net income during this period will be affected by the cost of acquiring a proportionately higher number of subscribers compared to each of the other three quarters of the year.

Microcell Telecommunications Inc.

Non-GAAP earnings measures

The following are not measures or indicators that are governed or defined by Canadian GAAP. They are relevant supplemental measures of performance in the wireless telecommunications industry. All of these terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measures of performance under Canadian GAAP:

(i)	Churn rate is expressed on a percentage basis for a given period and is calculated as the number of deactivated subscribers divided by the average number of subscribers during such period, expressed as a rate per month;

(ii)	ARPU for a given period is calculated as service revenues divided by the average number of subscribers during such period, expressed as a rate per month;

(iii)	The cost of acquisition (“COA”) of a retail subscriber for a given period is calculated as the handset subsidies and selling and marketing expenses related to the acquisition of subscribers divided by the number of gross retail subscriber additions during such period;

(iv)	EBITDA is defined as operating income (loss), excluding restructuring charges, impairment of intangible assets, depreciation and amortization;

(v)	EBITDA margin is defined as EBITDA divided by the total revenues of the Company.

FINANCIAL HIGHLIGHTS AND SELECTED STATISTICS

	Three-month period		Nine-month period
	ended		ended
	September 30		September 30

	2003	2002	2003	2002

	$	$	$	$
(In thousands of Canadian dollars, unless otherwise indicated)
Revenues	146,168	154,534	419,353	440,311
EBITDA (1)	25,206	26,579	87,327	66,209
Income (loss) before income taxes	2,486	(151,848)	72,460	(518,900)
Net income (loss)	1,250	(152,318)	61,724	(446,839)
Capital expenditures	20,141	12,626	36,148	118,706
Other data:
ARPU (in dollars)
Postpaid	$63.88	$61.27	$60.63	$59.19
Prepaid	$19.92	$19.34	$19.68	$17.83
Blended	$39.98	$41.50	$38.44	$39.85
COA (in dollars) (2)	$254	$254	$266	$286
Net retail subscriber additions (in thousands of subscribers)
Postpaid	13,468	(42,364)	(27,998)	(32,847)
Prepaid	27,824	48,342	1,201	108,370

Total	41,292	5,978	(26,797)	75,523

Churn rate	2.6%	3.9%	3.1%	3.3%
Total retail subscribers, end of period (in thousands of subscribers)
Postpaid	517,064	604,851	517,064	604,851
Prepaid	620,660	589,882	620,660	589,882

Total	1,137,724	1,194,733	1,137,724	1,194,733

Microcell Telecommunications Inc.

(1)  EBITDA reconciliation

	Three months	Three months
	ended	ended
	September 30	September 30
	2003	2002
	$	$

EBITDA	25,206	26,579
Depreciation and amortization	(17,546)	(64,942)
Restructuring charges	—	—
Impairment of intangible assets	—	—

Operating income (loss)	7,660	(38,363)

(1)  EBITDA reconciliation (Cont’d)

	Five months	Four months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	April 30	September 30	September 30
	2003	2003	2003	2002
	$	$	$	$

EBITDA	48,771	38,556	87,327	66,209
Depreciation and amortization	(28,780)	(59,388)	(88,168)	(169,106)
Restructuring charges	—	—	—	(3,761)
Impairment of intangible assets	—	—	—	(223,399)

Operating income (loss)	19,991	(20,832)	(841)	(330,057)

(2)  Beginning with the second quarter of 2003, the Company has adjusted its calculation of COA to include shrinkage and obsolescence. All comparative figures have been adjusted accordingly.

COMPANY OVERVIEW

Microcell is a provider of wireless telecommunications services in Canada. The Company offers a wide range of voice and high-speed data communications products and services to approximately 1.1 million customers. Microcell operates a GSM network across Canada and markets PCS and GPRS under the Fido brand name. PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS to end-users under the PCS License awarded in 1995, which was renewed for a five-year term in March 2001. The terms and conditions for the renewal of the PCS License are identical to those established for the first term of the PCS License. In addition to offering access to its PCS network to third-party telecommunications providers on a wholesale basis, the Company provides data and other wireless Internet services to its end-users based on the General Packet Radio Service (“GPRS”) technology. The Company’s wholly owned subsidiary, Inukshuk, was awarded MCS Licenses to deploy a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. Inukshuk is currently seeking partners to finance the build-out of a MCS network.

As of September 30, 2003, the Company offered PCS in most CMAs in Canada. In addition, the Company has deployed its GSM network in smaller communities and along major highway corridors. The Company estimates that its PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, the Company provides analog cellular roaming capabilities on the networks of other carriers, which increases its service area to 94% of the total Canadian population. In addition, the Company has initiated seamless voice and text message roaming services with all the major GSM operators in the United States, covering more than 6,000 cities and towns in 46 states. Also, the Company has agreements

Microcell Telecommunications Inc.

with 269 international operators in 144 countries, covering most of Europe as well as a number of countries in the Pacific Rim, the Middle East, Africa and Australia.

Microcell Telecommunications Inc.

CORPORATE DEVELOPMENTS

•	New wireless devices

During the third quarter, the Company further expanded its handset portfolio to include several of the industry’s newest data capable devices with high-end features sold exclusively by Fido. Among these was the award-winning Hiptop® device from Danger, an all-in-one device that combines a fully featured mobile phone with a variety of data communication applications, including an HTML Web browser, embedded e-mail account, instant messaging, personal information management features, games and optional camera attachment. The Nokia 5100, launched exclusively by Fido in Canada, incorporates a thermometer, flashlight and calorie counter for outdoor activities, as well as an integrated speakerphone and FM radio. This GPRS-enabled device is a world phone, MMS and Java™ ready, with polyphonic ring tones and an easy-to-use camera attachment. Another Fido exclusive, the Sony Ericsson T310, is also a world phone that offers features such as a color screen, integrated AOL Instant Messenger™, Internet access, enhanced text messaging, and mobile chat. With an integrated digital camera and Bluetooth™ technology, high-resolution color screen, voice-activated functions, and handsfree speaker, the Siemens S55 is the latest handset to be introduced by Fido that is geared towards business professionals and world travelers. With the introduction of these four new devices, Fido commercially offered 14 different wireless devices as at the end of the third quarter.

•	Innovative new service and product design

The Company introduced a unique, new airtime package that offers unlimited local calls, text messages and chatting between Fido customers. In addition to Fido to Fido communication, Fido’s new airtime package includes 100 daytime and 1,000 evening and weekend minutes, billed by the second. New and existing customers can choose to subscribe to the Fido to Fido monthly package for $25, or personalize their existing package by adding the Fido to Fido option at $10 per month. This service represents an opportunity to reinforce customer loyalty through creating a community of Fido users by primarily targeting young “techno-hip” adults and students with active and social lifestyles.

In line with its objective to make wireless telephony accessible to all Canadians, Fido launched a new payment option that allows more customers to enjoy the benefits of monthly airtime packages by paying for them in advance. This service platform gives first-time wireless customers with little or no credit history access to a postpaid rate plan, but without the working capital risk for the Company. Customers seeking greater flexibility and control over their wireless spending now have a practical alternative to prepaid service that offers per-second billing and real-time account tracking on-line. Fido’s Full Control Package (“FCP”) also include the Minute Tracker Feature that sends customers free text messages to advise them of their airtime usage and inform them of their account balance. Payment can be made through pre-authorized debit of a credit card or bank account, or by telephone or in person at one of the Company’s points of sale.

•	New instant messaging service

Fido and AOL Canada Inc. commercially introduced AOL Instant Messenger™ (AIM™) and ICQ® (I Seek You) services on the Fido wireless network, allowing Fido customers to chat with friends and contacts around the world using AIM and ICQ services on their wireless handset or Personal Digital Assistant. The combination of Fido, AIM and ICQ services allows customers to send and receive instant text messages with others in real time, making it possible to reach people wherever they are—on their wireless handset, at home or work on their computer—with the benefit of “chatting without talking.”

•	International GPRS roaming

During the third quarter, the Company also announced the launch of international GPRS roaming with seven GSM operators covering four countries, including the U.S., for Fido customers who want to access fast mobile Internet services while travelling abroad.

Microcell Telecommunications Inc.

•	New prepaid rate

In keeping with the Company’s objective of making wireless service more accessible to the average consumer by adding options that fit their lifestyle, Fido introduced a new prepaid offer to complement its existing “anytime” prepaid rate structure. The new offer consists of a weekend and evening rate of 5¢ per minute available on two new vouchers ($20 valid for 20 days and $40 valid for 40 days), with weekday minutes charged at a rate of 40¢ per minute. This new prepaid airtime rate is up to 60% less than those available from competitors and provides for the longest off-peak schedule, with evenings starting at 7 p.m.

•	Unique home phone and wireless service bundle

Under the terms of a letter of agreement announced in June 2003, Sprint Canada Inc. commercially introduced a residential wireline-wireless bundled service that combines Sprint Canada’s home phone service with Microcell’s Fido brand wireless service. The bundle, launched on September 10, created Canada’s first-ever national home phone plus wireless service package with one bill at an affordable monthly rate. Microcell provides technical support service, while Sprint Canada provides sales, marketing, customer support, billing and payment processing services. The Sprint Canada-Fido marketing alliance provides Microcell with a unique low-cost opportunity to both expand its market reach and increase its revenues.

•	First home and mobile service in Canada

Subsequent to the end of the third quarter, the Company launched Canada’s first home and mobile service in the Greater Vancouver area under the name City Fido™. This service, which is positioned as an alternative to traditional wireline telephone service, includes unlimited local calling throughout the entire Lower Mainland of British Columbia, which covers a larger Local Calling Area than the incumbent telephone company. As with Fido’s mobile service, customers receive a number of bundled-in services, such as call waiting, call forwarding and conference call. Other services, such as call display, voice messaging, text messaging, long distance and roaming are also available. In addition, many customers will have the option of transferring their existing home or single-line business phone number to their City Fido service and keeping their white pages directory listing. Microcell is the first and currently the only wireless company in North America to offer local number portability. The Company believes that this service adapts particularly well to the needs and lifestyles of single urbanites, young professionals, students, small-office home offices (SOHOs), and anyone who wants to add the benefit of mobility and a larger local calling area to their local phone service. The Company intends to extend this service to other Canadian markets in the years ahead.

Microcell Telecommunications Inc.

RESULTS OF OPERATIONS

Three- and nine-month periods ended September 30, 2003, compared with three- and nine-month periods ended September 30, 2002. As a result of “fresh start” accounting, certain financial and operating results have also been presented on a pre- and post-reorganization basis, where appropriate.

The Company’s financial results for the periods described herein are not necessarily indicative of its future operating results given the context in which the Company operated during the first four months of 2003. With respect to the presentation of the Company’s year-to-date 2003 results, the five-month period ended September 30, 2003 represents the post-reorganization results, while the four-month period ended April 30, 2003 represents the pre-reorganization results.

Revenues (in millions of dollars)

	Three	Three
	months	months
	ended	ended
	September 30	September 30
	2003	2002	Variance
	$	$	$

Services	135.2	149.2	(14.0)
Equipment sales	11.0	5.3	5.7

Revenues	146.2	154.5	(8.3)

Revenues (in millions of dollars)

	Five	Four	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	September 30	April 30	September 30	September 30
	2003	2003	2003	2002	Variance
	$	$	$	$	$

Services	222.9	170.2	393.1	426.0	(32.9)
Equipment sales	18.8	7.5	26.3	14.3	12.0

Revenues	241.7	177.7	419.4	440.3	(20.9)

The Company’s revenues consist primarily of retail PCS subscriber services revenue, which is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, roaming, fees for value-added services, and revenues from equipment sales.

Service revenues for the three- and nine-month periods ended September 30, 2003 decreased to $135.2 million and $393.1 million, respectively, from $149.2 million and $426.0 million for the same periods in 2002. The decreases can be directly attributed to a lower number of postpaid subscribers in the Company’s PCS customer base, despite higher postpaid ARPU, resulting from the combination of slower customer growth during the Company’s capital restructuring process in order to preserve liquidity and high Company-initiated churn to deactivate non-paying customers. Lower roaming revenues also contributed to the year-over-year decreases due to reduced international travel.

Equipment sales were $11.0 million and $26.3 million for the three- and nine-month periods ended September 30, 2003, respectively, compared with $5.3 million and $14.3 million for the same periods in 2002. Despite a lower number of handsets sold, the improvement in quarterly and year-to-date equipment sales was primarily the result of higher retail prices for the Company’s wireless devices, a reduced volume of retention and satisfaction discounts, and the termination of “zero-dollar” handset promotions since the end of the second quarter of 2002.

Microcell Telecommunications Inc.

Retail postpaid ARPU was $63.88 for the third quarter of 2003 and $60.63 for the first nine months of 2003, compared with $61.27 and $59.19 for the same periods in 2002. The increases were attributable primarily to higher roaming revenues per user, greater long distance usage per user, and increased value-added service and data-related revenues per user, offset by a reduction in extra airtime revenue per user as a result of greater in-bucket usage. Average monthly postpaid minutes of usage (“MOU”) for the third quarter and year-to-date 2003 were 356 and 354 minutes, respectively, compared with 361 and 360 minutes for the same periods in 2002.

Fido prepaid and postpaid customers sent approximately 12.6 million text messages in the third quarter of 2003, up 16% from the third quarter of 2002. The increase was due partly to a number of recently launched initiatives, including inter-carrier short-codes, a partnership with AOL to provide Fido customers with instant messaging services through AIM and ICQ, bundling voice and text messaging in a single service package, and, on the GPRS side, the launch of mobile Internet for prepaid. Moreover, many of the Company’s newest wireless devices are data-capable with features such as enhanced text messaging and mobile chat, which appeals to the key young adult market segment.

Retail prepaid ARPU increased slightly in the third quarter of 2003 to $19.92 from $19.34 in 2002 and 10% year-to-date to $19.68 from $17.83. The improvements were due primarily to higher airtime revenues resulting from the introduction of per-minute billing in September 2002 and higher expired airtime due to changes in the validity period and certain prepaid vouchers, rather than a significant increase in MOU. Average monthly prepaid MOU for the third quarter and year-to-date 2003 were 61 and 62 minutes, respectively, compared with 62 and 54 minutes for the same periods in 2002.

Although both quarterly and year-to-date postpaid and prepaid ARPU increased individually year-over-year, on a blended basis, the Company’s combined postpaid and prepaid ARPU for the three and nine months ended September 30, 2003 were $39.98 and $38.44, respectively, compared with $41.50 and $39.85 for the same periods last year. The decreases were due to the proportionately higher number of prepaid customers in the retail customer base relative to one year ago.

During the third quarter of 2003, the Company activated 132,521 new gross retail customers, down from 150,805 for the third quarter of 2002. The year-over-year decrease in quarterly gross activations reflects the Company’s gradual resumption of subscriber acquisition as a result of the re-launch of its sales and marketing program following its recent emergence from the capital restructuring process. This result was anticipated due to the time required for new promotional campaigns, sales channel re-stimulation, and other marketing tactics to build sales momentum. Despite the Company’s moderated approach towards customer growth and the highly competitive market conditions within the Canadian wireless industry, the estimated market share of industry gross additions for the third quarter of 2003 in regions where Fido Service is offered was in line with management expectations at approximately 18%. Accordingly, postpaid subscriber additions represented 56,807 of the total gross activations for the third quarter of 2003, down slightly from 59,148 in the same quarter last year, while prepaid accounted for the remaining 75,714 gross customer additions, compared with 91,657 for the third quarter of 2002. The proportionately higher percentage of gross postpaid activations in the third quarter of 2003 relative to the previous year reflects the effects of the Company’s high-visibility advertising campaign and promotions that emphasized Fido’s key differentiating service attributes and unique postpaid-type product offers. On a year-to-date basis for 2003, gross activations were 299,421 (consisting of 38% postpaid and 62% prepaid), compared with 437,732 in 2002 (consisting of 51% postpaid and 49% prepaid). The Company’s objective for 2003 is to achieve a postpaid-to-prepaid split of new gross activations of approximately 45%-to-55%.

After three consecutive quarters of subscriber losses, net additions were positive for the third quarter of 2003. The Company added 41,292 new net retail customers, compared with 5,978 for the third quarter of 2002. The significant year-over-year improvement in quarterly net additions was due primarily to substantially lower customer churn as a result of a lower number of non-paying customers, reduced prepaid customer

Microcell Telecommunications Inc.

inactivity, and the success of Fido’s customer lifecycle initiatives. For the first nine months of 2003, however, Fido lost 26,797 subscribers compared with the addition of 75,523 new net retail customers for the same period last year. This was predominantly as a result of lower gross activations, due to a scale-back in competitive promotional offers in order to preserve liquidity during the recapitalization process that began in August 2002, as well as a notably higher blended postpaid and prepaid churn rate. Consequently, as at September 30, 2003, the Company provided wireless service to 1,137,724 retail PCS customers, 517,064 of which were on postpaid and 620,660 on prepaid, compared with a retail customer base of 1,194,733 at the end of the third quarter of 2002 consisting of 604,851 postpaid subscribers and 589,882 prepaid customers.

In addition, as at September 30, 2003, Microcell provided PCS network access to 22,712 wholesale subscribers, compared with 19,616 at the end of the previous quarter. The increase was due mainly to Sprint Canada’s new combined home and Fido wireless bundled service offer introduced commercially on September 10, 2003.

The blended post-guarantee period monthly churn rate (number of deactivated users divided by the average number of active users during the period) improved to 2.6% and 3.1% for the three- and nine-month periods ended September 30, 2003, respectively, from 3.9% and 3.3% for the same periods in 2002. The year-over-year decreases in the blended churn rate were due both to lower postpaid churn and lower prepaid churn. Postpaid churn decreased to 2.0% in the third quarter of 2003 and to 2.1% in the first nine months of 2003 from 3.5% and 3.0% in the same periods one year earlier. The improvement to postpaid churn was brought about by a reduction in the number of Company-initiated deactivations for non-payment, as well as to the effects of certain customer lifecycle initiatives such as Fido’s handset upgrade, loyalty rewards and welcome programs. Prepaid churn decreased significantly to 3.1% in the third quarter of 2003 from 4.3% in the same quarter one year earlier, but increased on a year-to-date basis to 3.8% from 3.5% in 2002. The year-over-year improvement in third quarter prepaid churn can be explained partly by the success of certain marketing programs aimed at reducing the number of inactive prepaid accounts and stimulating usage among occasional users, as well as by an enhanced prepaid rate structure for weekends and evenings that better meets the Company’s target customers’ lifestyle and usage patterns. Prepaid churn in 2003 increased year-to-date due primarily to the effects of certain changes made to pricing late in the third quarter of 2002 that shortened the validity period and increased the price per minute on certain airtime vouchers, which caused higher churn among occasional, security-type users, as well as to a higher level of prepaid account inactivity.

Costs and operating expenses (in millions of dollars)

	Three	Three
	months	months
	ended	ended
	September 30	September 30
	2003	2002	Variance
	$	$	$

Cost of products and services	74.9	76.3	(1.4)
Selling and marketing	25.2	24.7	0.5
General and administrative	20.9	26.9	(6.0)
Depreciation and amortization	17.5	65.0	(47.5)

Costs and operating expenses	138.5	192.9	(54.4)

Microcell Telecommunications Inc.

Costs and operating expenses (in millions of dollars)

	Five	Four	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	September 30	April 30	September 30	September 30
	2003	2003	2003	2002	Variance
	$	$	$	$	$

Cost of products and services	119.6	82.8	202.4	214.1	(11.7)
Selling and marketing	39.0	24.6	63.6	80.0	(16.4)
General and administrative	34.3	31.7	66.0	80.0	(14.0)
Restructuring charges	—	—	—	3.8	(3.8)
Impairment of intangible assets	—	—	—	223.4	(223.4)
Depreciation and amortization	28.8	59.4	88.2	169.1	(80.9)

Costs and operating expenses	221.7	198.5	420.2	770.4	(350.2)

In keeping with its focus on cash management, cost control continued to be a priority for the Company during the third quarter despite increased expenses associated with the launch of its post-recapitalization marketing program. Costs and operating expenses (excluding restructuring charges, depreciation and amortization, and impairment of intangible assets) for the three- and nine-month periods ended September 30, 2003 decreased by 5% and 11%, respectively, to $121.0 million and $332.0 million from $127.9 million and $374.1 million in 2002. The year-over-year third quarter improvement was realized mainly from decreased general and administrative expenses (“G&A”), while the year-to-date improvement was due primarily to lower cost of products and services, and reduced selling and marketing expenses in addition to decreased G&A.

The cost of products and services of $74.9 million for the third quarter of 2003 was composed of $29.3 million for cost of products and $45.6 million for cost of services, compared with cost of products of $28.3 million and cost of services of $48.0 million for the same quarter in 2002.

The cost of products in 2003 increased by $1.0 million, year-over-year, due mainly to: higher per-unit handset costs in the amount of $1.3 million from the addition of several new handset models to the Company’s wireless device portfolio; increased prepaid voucher production costs of $0.1 million; increased obsolescence and inventory devaluation of $0.7 million; and higher assembly, refurbishing and packaging costs of $0.4 million. These cost increases were offset partially by a lower volume of handsets and accessories sold, resulting in savings of $1.5 million.

Cost of services consists of site-related expenses, transmission costs, spectrum license fees, contribution revenue taxes, customer care costs, and other direct costs related to network operations. The 5%, or $2.4 million, year-over-year improvement in third quarter cost of services resulted from: a $2.6 million decrease in customer care, training and billing costs; a $0.5 million decrease in non-PCS related operating expenses; and $0.2 million reduction in contribution charges paid to the Canadian Radio-television and Telecommunications Commission (“CRTC”). This was partially offset by a $0.9 million increase in network operating costs due primarily to higher trunk costs and higher salaries and benefits.

For the nine-month period ended September 30, 2003, the cost of products and services, at $202.4 million, was made up of $68.2 million for cost of products and $134.2 million for cost of services, compared with cost of products of $72.9 million and cost of services of $141.2 million for the same period in 2002. The $4.7 million improvement in cost of products was on account of a reduced volume of handsets and accessories sold

Microcell Telecommunications Inc.

(due to 32% fewer new gross activations), resulting in savings of $21.0 million, and lower assembly, refurbishing and packaging costs of $0.3 million. This was partially offset by the reversal of a $13.8 million handset subsidy tax provision during the second quarter of 2002, increased prepaid voucher production costs of $1.8 million due to a larger prepaid customer base, and higher obsolescence and increased inventory devaluation of $1.0 million. The $7.0 million improvement in year-to-date cost of services was composed of $1.3 million in savings from lower network operating costs, a $4.7 million decrease in customer care expenses, a $0.8 million reduction in the contribution revenue charges paid to the CRTC, and a $0.2 million cut in non-PCS operating costs.

Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. Despite costs incurred from new advertising campaigns and promotional incentives in order to re-establish Fido’s market presence, as well as continued spending on customer retention, selling and marketing expenses for the third quarter of 2003 increased marginally to $25.2 million from $24.7 million in the same quarter one year earlier. On a year-to-date basis, selling and marketing costs decreased 21% to $63.6 million in the first nine months of 2003 from $80.0 million in the same period in 2002. The lower costs reflected a decrease in retail partner compensation as a result of fewer new gross customer activations, a reduction in promotional discounts and advertising expenses during the capital restructuring process, and lower salaries and benefits due to a reduced direct sales force.

The COA (which consists of a handset subsidy and related selling and marketing expenses) for the third quarter of 2003 remained unchanged year-over-year at $254 per gross addition, despite a higher mix of postpaid versus prepaid gross additions. On a year-to-date basis, the retail COA decreased 7% from $286 per gross addition in 2002 to $266 per gross addition this year. The improvement was due primarily to reduced spending on advertising and promotions, higher handset prices and lower channel compensation during the recapitalization process.

G&A consists of employee compensation and benefits, facilities, client services, bad debt and various other expenses. G&A expenses decreased to $20.9 million and $66.0 million for the three- and nine-month periods ended September 30, 2003, respectively, from $26.9 million and $80.0 million for the same periods in 2002. The improvements were due mainly to lower bad debt expense stemming from the higher credit worthiness of the Company’s current customer base and to reduced salaries and benefits as a result of a decrease in the number of full-time equivalent employees throughout the periods.

Consolidated EBITDA for the third quarter of 2003 was $25.2 million, compared with $26.6 million for the same quarter in 2002. The decrease resulted from a reduction in service revenues due to a 5% year-over-year decline in the retail subscriber base, offset partially by higher equipment sales and a 5% improvement in total operating costs and expenses before depreciation and amortization. As a result of effective cost management and continuing strict financial discipline, EBITDA as a percentage of total revenues for the third quarter remained stable at 17%, year-over-year, despite lower revenues. Consolidated EBITDA for the four-month pre-reorganization period ended April 30, 2003 was $38.5 million. This, when combined with consolidated EBITDA of $48.8 million for the five-month post-reorganization period ended September 30, 2003, resulted in a 32% increase to EBITDA for the first nine months of 2003 to $87.3 million from $66.2 million for the same period in 2002. The improvement was due to an 11% reduction in total operating costs and expenses before depreciation and amortization, offset partially by a 5% decrease in total revenues. This translated into an EBITDA as a percentage of total revenues, from recurring operations, of 21%, up from 15% in 2002. While part of the year-to-date margin improvement related to slower customer growth and hence lower selling and marketing expenses, it also related to improved operating cost efficiencies. Restructuring charges of $3.8 million recorded in the first nine months of 2002 related primarily to severance payments made to approximately 180 employees to adjust the Company’s workforce to the requirements of its 2002-2003 operating plan.

Due to the realignment of the equity interest and capital structure of Microcell under the recapitalization plan, the Company was required to perform as at May 1, 2003 a comprehensive revaluation of its balance

Microcell Telecommunications Inc.

sheet referred to as “fresh start accounting”, which included an adjustment to the historical carrying value of its assets and liabilities to their fair values. As a result, and in order not to surpass the fair value of the enterprise as a whole, the carrying value of the Company’s property, plant and equipment was reduced to $289.7 million as at May 1, 2003. Accordingly, depreciation and amortization decreased to $17.5 million and $88.2 million for the three- and nine-month periods ended September 30, 2003 from $65.0 million and $169.1 million for the same periods in 2002. Capital expenditures for the third quarter and first nine months of 2003 were $20.1 million and $36.1 million, respectively, compared with spending of $12.6 million and $118.7 million for the same periods in 2002.

Other (in millions of dollars)

	Three	Three
	months	months
	ended	ended
	September 30	September 30
	2003	2002	Variance
	$	$	$

Net interest expense and financing charges	(3.7)	(57.7)	(54.0)
Foreign exchange loss	(1.5)	(59.3)	(57.8)
Gain (loss) in value of investments, marketable securities and other assets	0.1	5.9	(5.8)
Share of net loss in investees	—	(2.3)	(2.3)
Income tax benefit (provision)	(1.2)	(0.5)	0.7

Other (in millions of dollars)

	Five	Four	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	September 30	April 30	September 30	September 30
	2003	2003	2003	2002	Variance
	$	$	$	$	$

Net interest expense and financing charges	(7.1)	(68.7)	(75.8)	(166.7)	(90.9)
Foreign exchange gain (loss)	12.2	136.6	148.8	(6.5)	(155.3)
Gain (loss) in value of investments, marketable securities and other assets	0.1	0.3	0.4	(2.5)	(2.9)
Share of net loss in investees	—	—	—	(13.0)	(13.0)
Income tax benefit (provision)	(8.9)	(1.8)	(10.7)	72.1	(82.8)

For the third quarter and first nine months of 2003, interest expense and financing charges (net of interest income) was $3.7 million and $75.8 million, respectively, compared with $57.7 million and $166.7 million for the same periods one year earlier. The decreases were the direct result of the reduction in long-term debt following implementation of the Company’s recapitalization plan on May 1, 2003, the appreciation of the Canadian dollar relative to the U.S. dollar, and the absence of amortizable deferred financing costs in 2003 following their complete write-off at the end of 2002 due to the impending capital reorganization. Interest expense for the first four months of 2003 consisted primarily of accreted and accrued interest on approximately $2.0 billion of secured and unsecured debt, while interest expense for the five-month period ended September 30, 2003 consisted of interest charges on the Company’s post-recapitalization $350 million face amount of bank debt. Cash interest of $4.3 million and debt principal repayments of $2.4 million were paid during the third quarter of 2003.

Microcell Telecommunications Inc.

The foreign exchange loss for the third quarter of 2003 decreased to $1.5 million from $59.3 million for the same three-month period in 2002. The improvement was due mainly to the relatively higher level of U.S. dollar denominated long-term debt outstanding in the third quarter of 2002 coupled with a favorable change in the U.S./Canadian foreign exchange rate. As a result of swap transactions entered into post-recapitalization on approximately half of the total U.S. dollar-denominated debt (approximately $100 million ($72.6 million U.S.) of the total Tranche B Debt), the Company expects to minimize the impact of foreign exchange fluctuations. The U.S. dollar denominated portion of debt represents two-thirds of the total, or approximately $200 million of the $300 million of face amount Tranche B Debt. On a year-to-date basis, the Company incurred a foreign exchange gain of $148.8 million in 2003, compared with a loss of $6.5 million in 2002. This substantial improvement was due primarily to the impact on the value of the Company’s pre-reorganization long-term U.S. dollar denominated debt from the greater appreciation of the Canadian dollar relative to the U.S. dollar during the first four months of 2003.

The share of loss in investees for both the third quarter and first nine months of 2003 was nil, compared with $2.3 million and $13.0 million for the same periods in 2002. The losses for the previous year were due primarily to the recognition of the Company’s share of loss in GSM Capital Limited Partnership (“GSM Capital”), mainly due to the general decline in market conditions for high technology companies during 2002, which are the main component of the GSM Capital’s portfolio.

On May 1, 2003, the Company’s tax losses and net deductible temporary differences of approximately $1.8 billion were not included in the “fresh start” adjustments since a valuation allowance was provided for the entire amount of the related net tax benefit. Accordingly, if and when it is more likely than not that the tax benefits related to both the unrecognized tax losses carried forward and the net deductible temporary differences will be realized, they will first be applied to reduce the unamortized amount of intangible assets that were recorded as at May 1, 2003. The $1.2 million of income tax expense for the third quarter of 2003 is composed of $0.5 million of large corporation tax and $0.7 million of these realized benefits, which consequently generated a non-cash income tax expense and also reduced the unamortized amount of intangible assets. On a year-to-date basis, the income tax expense of $10.7 million is composed of $2.7 million of large corporation tax and $8.0 million of these realized benefits. For the corresponding periods in 2002, the Company recorded an income tax provision of $0.5 million in the third quarter and an income tax benefit of $72.1 million year-to-date. The significant income tax benefit materialized from the write-down in the value of the MCS Licenses to nil. Accordingly, this led to the reversal of the cost of future income tax related to these licenses, which arose from the difference between the carrying value and the tax basis of the acquired licenses.

The Company posted consolidated net income of $1.2 million and a consolidated net loss applicable to the class A and class B shares of $5.1 million when considering the accretion of the redemption price on the First and Second Preferred Shares. As a result, basic and diluted loss per share for the third quarter of 2003 was at $1.35. This compared with a consolidated net loss of $152.3 million and a basic and diluted loss per share of $0.63 for the same quarter in 2002. The year-over-year improvement in net loss, was due primarily to lower interest expense arising from the reduction of debt related to the capital reorganization, lower foreign exchange loss and decreased depreciation and amortization resulting from the revaluation of property, plant and equipment under the “fresh start accounting”. In the case of the per share calculations, the significant decrease in net loss had a favorable impact on the basic and diluted loss per share which was offset by the significantly fewer number of shares outstanding post-reorganization. Similarly, for the nine-months ended September 30, 2003, the Company recorded net income applicable to the class A and class B shares of $51.1 million (composed of $45.5 million for the four-month pre-reorganization period and $5.6 million for the five-month post-reorganization period), as well as basic and diluted earnings per share of $0.19 for the first four months of 2003 and $1.51 of basic earnings per share and $0.71 of diluted earnings per share, for the following five months. This compared with net loss of $446.8 million and basic and diluted per share losses of $1.86 for the first nine months of 2002. The net loss figures for 2002 included a $150.5 million non-cash net charge to account for the impairment in the value of the MCS Licenses. This non-cash charge represented a

Microcell Telecommunications Inc.

$223.4 million write-down in the value of the MCS Licenses net of related income tax benefits of $72.9 million arising from the difference between the carrying value of the licenses and the tax basis of the intangible assets acquired.

Microcell Telecommunications Inc.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2003, the Company had cash and cash equivalents of $147.0 million compared with cash and cash equivalents and short-term investments of $110.3 million as at December 31, 2002 and $121.7 million as at May 1, 2003. In addition, the Company had access to the Tranche A Facility in the amount of $25 million.

Reported results (in millions of dollars)

	Three	Three
	months	months
	ended	ended
	September 30	September 30
	2003	2002	Variance
	$	$	$

Cash provided by (used in) operating activities	51.6	(7.5)	59.1
Cash used in investing activities	(20.1)	(21.4)	1.3
Cash used in financing activities	(2.4)	(5.8)	3.4

Reported results (in millions of dollars)

	Five	Four	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	September 30	April 30	September 30	September 30
	2003	2003	2003	2002	Variance
	$	$	$	$	$

Cash provided by (used in) operating activities	60.8	14.5	75.3	(40.5)	115.8
Cash provided by (used in) investing activities	(20.7)	70.3	49.6	25.9	23.7
Cash provided by (used in) financing activities	(4.8)	—	(4.8)	82.5	(87.3)

Three-month period ended September 30, 2003

The Company generated $51.6 million of cash from its operating activities for the three-month period ended September 30, 2003, compared with cash used of $7.5 million during the same period in 2002, for an improvement of $59.1 million. This favorable difference resulted primarily from lower cash interest expense of $29.8 million due to the new capital structure and from an increase in cash provided by operating assets and liabilities of $30.9 million.

Cash used in investing activities was $20.1 million for the three-month period ended September 30, 2003, compared with $21.4 million during the same period in 2002. This difference was mainly attributable to lower additions to short-term investments and marketable securities of $38.1 million. These were partially offset by higher additions to property, plant and equipment of $7.5 million and proceeds of $28.9 million received in 2002, mainly from the termination of hedging agreements.

Cash used in financing activities was $2.4 million for the three-month period ended September 30, 2003, compared with $5.8 million for 2002 due to lower repayment of long-term debt following the recapitalization process.

Microcell Telecommunications Inc.

Nine-month period ended September 30, 2003

The Company generated $75.3 million of cash from its operating activities for the nine-month period ended September 30, 2003, compared with cash used of $40.5 million during the same period in 2002, for an improvement of $115.8 million. This favorable difference resulted primarily from a higher EBITDA of $34.9 million (net of the reversal of a non-cash sales tax provision of $13.8 million incurred in 2002) and the absence of restructuring charges in 2003 results compared with a charge of $3.8 million in 2002. In addition, lower other expenses of $42.3 million, consisting mainly of reduced cash interest expense (mainly due to the new capital structure) and an improvement of $34.8 million in cash provided by operating assets and liabilities contributed to the favorable variance.

Cash provided by investing activities was $49.6 million for the nine-month period ended September 30, 2003, compared with $25.9 million during the same period in 2002. This difference was mainly attributable to lower additions to property, plant and equipment, deferred charges and other assets of $87.8 million, resulting from lower cash investments in the PCS network in the first nine months of 2003. In addition, higher proceeds from the sale of long-term investments of $0.7 million, mainly generated through the distribution of assets by a limited partnership in which the Company was associated, and a lower level of purchase of $1.6 million to long-term investments, contributed to the favorable variance. This was partially offset by lower proceeds from the sale of short-term investments and marketable securities of $37.3 million and proceeds of $28.9 million received in 2002, mainly from the termination of hedging agreements.

The Company had committed to invest, in the form of a subscription for units, US$10.0 million, in Argo II—The Wireless Internet Fund Limited Partnership (“Argo II”). As at March 31, 2003, US$5.5 million was paid. During the third quarter of 2002, the Company was asked to contribute an additional U.S.$0.5 million, as part of its original commitment, payable in September 2002, but which Argo II’s general partner agreed to postpone to April 30, 2003. On May 2, 2003, Argo II’s general partner notified the Company that it intended to extinguish the Company’s interest in Argo II if the U.S.$0.5 million capital contribution was not received by May 13, 2003; the Company did not make its capital contribution by that date and Argo II’s general partner extinguished Microcell’s interest in the partnership as of May 14, 2003. This investment was already reduced to its estimated fair value of nil.

Cash used in financing activities was $4.8 million for the nine-month period ended September 30, 2003, compared with cash provided by financing activities of $82.5 million for the same period in 2002. This year-over-year difference was due to the obtaining, in the first quarter of 2002, of a new senior secured credit facility which generated net proceeds of $93.2 million. This was partially offset by lower repayment of long-term debt in 2003 of $5.9 million due to a reduced debt load following the recapitalization process.

Guidance for 2003

	Revised Guidance	2003 YTD Actuals	2003 Targets

Gross additions	No change	299,421	540,000 to 570,000
Blended churn rate	3.0% to 3.2%	3.1%	3.2% to 3.5%
Total revenues	No change	$419.4 million	$550 to $580 million
EBITDA	$75 to $85 million	$87.3 million	$65 to $75 million
Capital expenditures	$70 to $80 million	$36.1 million	$80 to $90 million

About the Company
 Microcell Telecommunications Inc. is a major provider, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.1 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Reminder to Holders of Class A Restricted Voting Shares and Class B Non-Voting Shares
 The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company’s transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Conference Call
 A listen-only Webcast and replay of Microcell’s third quarter 2003 conference call can be accessed at the following links: www.vcall.com or www.microcell.ca/investors. The Webcast will begin at 2:00 p.m. (ET) today, and the replay will be available until December 7, 2003. A recording of the conference call will also be available and can be accessed by anyone who calls 1 800 558-5253 and enters reservation number 21164426#. The recording will be accessible at any time between 4:00 p.m. (ET) on Friday, November 7, 2003, and 11:59 p.m. (ET) on Friday, November 21, 2003.

Fido is a registered trademark of Microcell Solutions Inc.
City Fido is a trademark of Microcell Solutions Inc.

www.microcell.ca
www.fido.ca

For more information:

Investment community:
Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media:
Claire Fiset
514 992-1368
claire.fiset@microcell.ca

Colin Macrae
604 618-2294
colin.macrae@microcell.ca

Microcell Telecommunications Inc.
(In thousands of Canadian dollars)

INTERIM CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	As at	As at
	September 30	May 1
	2003	2003
	$	$

		(note 1)
ASSETS
Current assets
Cash and cash equivalents	147,037	111,765
Short-term investments and marketable securities	—	9,912
Receivables	64,155	64,552
Inventories	14,395	21,865
Prepaid license fees, rental sites and other prepaid	30,863	34,043
Other current assets	10,968	9,950

Total current assets	267,418	252,087
Property, plant and equipment (note 3)	296,456	289,692
Intangible assets (notes 1 and 6)	228,529	241,202
Long-term investments	4,289	4,289
Other assets	773	938

	797,465	788,208

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	69,455	65,026
Deferred revenues	38,188	34,207
Derivative instruments (note 4)	1,603	—
Current portion of long-term debt (note 4)	9,537	10,000

Total current liabilities	118,783	109,233
Long-term debt (note 4)	323,500	340,000

	442,283	449,233

Shareholders’ equity
Share capital (note 5)	331,639	321,049
Warrants (note 5)	17,926	17,926
Retained earnings	5,617	—

	355,182	338,975

	797,465	788,208

See accompanying notes.

Microcell Telecommunications Inc.
(In thousands of Canadian dollars, except for per share data)

INTERIM CONSOLIDATED STATEMENTS OF
NET INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)
(UNAUDITED)

	Pre-reorganization

	Three months	Five months	Four months	Three months	Nine months
	ended	ended	ended	ended	ended
	September 30	September 30	April 30	September 30	September 30
	2003	2003	2003	2002	2002
	$	$	$	$	$

Revenues
Services	135,203	222,866	170,196	149,185	425,976
Equipment sales	10,965	18,793	7,498	5,349	14,335

	146,168	241,659	177,694	154,534	440,311

Costs and expenses
Cost of products and services	74,906	119,629	82,812	76,320	214,076
Selling and marketing	25,185	38,951	24,585	24,695	79,966
General and administrative	20,871	34,308	31,741	26,940	80,060
Depreciation and amortization	17,546	28,780	59,388	64,942	169,106

	138,508	221,668	198,526	192,897	543,208

Operating income (loss) before restructuring charges and impairment of intangible assets	7,660	19,991	(20,832)	(38,363)	(102,897)
Restructuring charges	—	—	—	—	(3,761)
Impairment of intangible assets	—	—	—	—	(223,399)

Operating income (loss)	7,660	19,991	(20,832)	(38,363)	(330,057)
Interest income	1,530	2,589	1,888	1,543	3,754
Interest expense (note 4)	(5,258)	(9,702)	(70,608)	(55,559)	(162,546)
Financing charges	—	—	—	(3,720)	(7,950)
Foreign exchange gain (loss) (note 4)	(1,500)	12,196	136,553	(59,342)	(6,549)
Gain on financial instruments	—	—	—	8,816	8,816
Gain (loss) in value of investments, marketable securities and other assets	54	73	312	(2,947)	(11,354)
Share of net loss in investees	—	—	—	(2,276)	(13,014)

Income (loss) before income taxes	2,486	25,147	47,313	(151,848)	(518,900)
Income tax benefit (provision)	(1,236)	(8,940)	(1,796)	(470)	72,061

Net income (loss)	1,250	16,207	45,517	(152,318)	(446,839)
Accretion on redemption price — First and Second Preferred Shares (note 5)	(6,322)	(10,590)	—	—	—

Net income (loss) applicable to Class A and Class B shares	(5,072)	5,617	45,517	(152,318)	(446,839)
Retained earnings (deficit), beginning of period	10,689	—	(2,466,674)	(2,190,694)	(1,896,173)

Retained earnings (deficit), end of period	5,617	5,617	(2,421,157)	(2,343,012)	(2,343,012)

Basic earnings (loss) per share (note 2)	(1.35)	1.51	0.19	(0.63)	(1.86)
Diluted earnings (loss) per share (note 2)	(1.35)	0.71	0.19	(0.63)	(1.86)

See accompanying notes.

Microcell Telecommunications Inc.
(In thousands of Canadian dollars)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Pre-reorganization

	Three months	Five months	Four months	Three months	Nine months
	ended	ended	ended	ended	ended
	September 30	September 30	April 30	September 30	September 30
	2003	2003	2003	2002	2002
	$	$	$	$	$

OPERATING ACTIVITIES
Net income (loss)	1,250	16,207	45,517	(152,318)	(446,839)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities
Depreciation and amortization	17,546	28,780	59,388	64,942	169,106
Accreted interest on long-term debt	1,000	1,667	13,425	21,486	60,555
Financing charges		—	—	3,386	6,885
Income tax provision (note 6)	739	8,046	—	—	—
Foreign exchange (gain) loss	858	(12,243)	(130,166)	59,285	8,002
Reversal of provision for sales tax	—	—	—	—	(13,806)
Deferred income taxes	—	—	—	—	(73,492)
Impairment of intangible assets	—	—	—	—	223,399
Gain on financial instruments	—	—	—	(8,816)	(8,816)
Loss in value of investments and marketable securities	—	—	14	2,947	11,396
Gain on disposal of assets	—	—	(326)	—	—
Share of net loss in investees	—	—	—	2,276	13,014

	21,393	42,457	(12,148)	(6,812)	(50,646)
Changes in operating assets and liabilities	30,185	18,337	26,665	(710)	10,196

Cash provided by (used in) operating activities	51,578	60,794	14,517	(7,522)	(40,450)

INVESTING ACTIVITIES
Proceeds from the sale of (additions to) short-term investments and marketable securities	—	9,912	73,680	(38,104)	120,928
Additions to deferred charges and other assets	—	—	—	(459)	(5,232)
Additions to property, plant and equipment	(20,141)	(30,648)	(5,500)	(12,626)	(118,706)
Proceeds from the sale of long-term investments	—	—	2,089	877	1,626
Proceeds from termination of derivative instruments	—	—	—	28,914	28,914
Additions to long-term investments	—	—	—	—	(1,648)

Cash provided by (used in) investing activities	(20,141)	(20,736)	70,269	(21,398)	25,882

FINANCING ACTIVITIES
Increase in long-term debt	—	—	—	—	100,000
Repayment of long-term debt	(2,399)	(4,786)	—	(5,790)	(10,732)
Financing costs	—	—	—	(19)	(6,742)

Cash provided by (used in) financing activities	(2,399)	(4,786)	—	(5,809)	82,526

Increase (decrease) in cash and cash equivalents for the period	29,038	35,272	84,786	(34,729)	67,958
Cash and cash equivalents, beginning of period	117,999	111,765	26,979	121,692	19,005

Cash and cash equivalents, end of period	147,037	147,037	111,765	86,963	86,963

Additional information
Interest paid	4,287	8,035	13	10,644	75,650
Income taxes paid	542	684	639	470	1,822

See accompanying notes.

Microcell Telecommunications Inc.
(All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2003

1.	CAPITAL REORGANIZATION, BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

Capital reorganization

On May 1, 2003, the predecessor company of Microcell Telecommunications Inc. (“Microcell”), which was also named Microcell Telecommunications Inc. and is now named 2861399 Canada Inc. (“Old Microcell”), and certain subsidiaries of Old Microcell, emerged from a restructuring plan initiated on January 3, 2003 under the Companies’ Creditors Arrangement Act (“CCAA”) and Canada Business Corporations Act (“CBCA”). The terms of Old Microcell’s restructuring plan are set out in Old Microcell’s plan of reorganization and of compromise and arrangement (the “Plan”), a copy of which is contained in the Information Circular and Proxy Statement dated February 17, 2003 (the “Circular”) filed on SEDAR (www.sedar.com) on February 19, 2003 and with the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K on February 20, 2003. Pursuant to the Plan, Microcell was incorporated under the CBCA on April 28, 2003. Old Microcell was incorporated under the CBCA on October 16, 1992.

Before May 1, 2003, Old Microcell carried on its operations through a number of directly and indirectly wholly owned subsidiaries, including: (i) Microcell Connexions Inc. (“Connexions”), which was the holder of the national 30 MHz Personal Communications Services (“PCS”) authorization (the “PCS License”) issued by the Canadian Minister for the Department of Industry (“Industry Canada” or the “Minister”); (ii) Microcell Solutions Inc. (“Solutions”), which operated the Company’s retail PCS business under the Fido® brand name; (iii) Microcell Capital II Inc. (“Microcell Capital”), which invested in GSM Capital Limited Partnership (“GSM Capital”) and Inukshuk Internet Inc. (“Inukshuk”), a company awarded 12 regional Multipoint Communications Systems (“MCS”) licenses by Industry Canada; and (iv) Microcell Labs Inc. (“Microcell Labs”), which operated as a for-profit laboratory.

On May 1, 2003, pursuant to the Plan: (i) Microcell became a holding company for Old Microcell; (ii) Connexions, Solutions, Microcell Capital, Microcell Labs and other subsidiaries amalgamated to form Solutions, the surviving entity of the amalgamation of the amalgamated companies; and (iii) the board of directors of Old Microcell has been replaced by a new board of directors for Microcell. The Plan reduced the Company’s long-term debt obligations by approximately $1.6 billion.

Prior to May 1, 2003, Old Microcell’s Class B Non-Voting Shares were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. Under the terms of the Plan, Microcell issued First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Class A Restricted Voting Shares, new Class B Non-Voting Shares and warrants. Two series of warrants (collectively the “Warrants”) were issued pursuant to the Plan: (i) 2-year warrants entitling the holders thereof to subscribe, until May 1, 2005, for Class A Restricted Voting Shares or Class B Non-Voting Shares of Microcell, as the case may be, at an exercise price of $19.91 per share (the “Warrants 2005”); and (ii) 5-year warrants entitling the holders thereof to subscribe, until May 1, 2008, for Class A Restricted Voting Shares or Class B Non-Voting Shares of Microcell, as the case may be, at an exercise price of $20.69 per share (the “Warrants 2008”).

Microcell Telecommunications Inc.

1.	CAPITAL REORGANIZATION, BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS (Cont’d)

For a more detailed description of the transactions related to the Plan, readers are referred to the Plan.

Unless references herein are made specifically to Old Microcell, the references to “Microcell” or the “Company” refer, depending on the situation or the context to (i) Microcell and all or only part of its subsidiaries collectively, or one or several of its subsidiaries; and (ii) Old Microcell and all or only part of its subsidiaries collectively, or one or several of its subsidiaries.

Basis of presentation

The accompanying unaudited interim consolidated financial statements of Microcell have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the full year. Specifically, during the fourth quarter, the Company’s operations are subject to certain seasonal factors associated with subscriber acquisition during the holiday period, which historically is the largest acquisition period of the year for the wireless industry. As a result, operating and net income during this period will be affected by the cost of acquiring a proportionately higher number of subscribers compared to each of the other three quarters of the year. These unaudited interim consolidated financial statements should be read in conjunction with Old Microcell’s audited consolidated financial statements and footnotes for the year ended December 31, 2002. The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2002, except that the Company’s assets and liabilities have been comprehensively revalued as noted below.

Effective May 1, 2003, the Company has accounted for the reorganization by using the principles of fresh start accounting as required under Canadian GAAP. In accordance with fresh start accounting rules, all assets and liabilities were revalued at estimated fair values and Microcell’s deficit was eliminated. Microcell’s financial advisors assisted in the determination of the enterprise value of the Company and a range of value was developed. The final enterprise value was $689 million, based on the April 25, 2003 exchange rate of 1.4532, of which $350 million has been allocated to long-term debt and $339 million to equity. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of the assets and liabilities of Microcell has been done based on this enterprise value.

Microcell Telecommunications Inc.

1.	CAPITAL REORGANIZATION, BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS (Cont’d)

The following table summarizes the adjustments recorded to implement the financial reorganization and to reflect the fresh start basis of accounting:

	Microcell as at				Microcell as at
	April 30, 2003				May 1, 2003
		Reorganization
	Prior to	and fresh start			After
	reorganization	adjustments			adjustments
	$	$			$

Current assets	288,849	(36,762)	(i	)	252,087
Property, plant and equipment	602,066	(312,374)	(i	)	289,692
Intangible assets	2,727	238,475	(i	)	241,202
Long-term investments and other assets	8,972	(3,745)	(i	)	5,227

	902,614	(114,406)			788,208

Accounts payable and accrued liabilities	196,501	(131,475)	(ii	)	65,026
Deferred revenues	34,207	—			34,207
Other current liabilities:
Senior Secured Term Loans	10,000	—			10,000

	240,708	(131,475)			109,233
Senior Secured Term Loans	543,925	(203,925)	(ii	)	340,000
Senior Discount Notes	1,369,690	(1,369,690)	(ii	)	—

	2,154,323	(1,705,090)			449,233

Share capital	1,167,678	(846,629)	(ii	)	321,049
Warrants	1,770	16,156	(ii	)	17,926
Deficit	(2,421,157)	2,421,157			—

	(1,251,709)	1,590,684			338,975

	902,614	(114,406)			788,208

Microcell Telecommunications Inc.

1.	CAPITAL REORGANIZATION, BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS (Cont’d)

Summary of adjustments

(i)	Pursuant to the comprehensive revaluation performed under fresh start accounting, the Company reevaluated its assets and liabilities and adjusted their carrying values to reflect the value of the Company as an entity established by the capital reorganization. This resulted in a reduction of the current assets (mainly consisting of the deferred charges incurred during the recapitalization process), the property, plant and equipment, the long-term investments and the accrued liabilities. The Company also assigned a value, calculated at management’s best estimate, to the Company’s intangible assets, which are the PCS License at $188 million, the customer list at $24.7 million, and the Fido brand name at $28.5 million. The customer list is amortized over 30 months. The PCS License and the Fido brand name were determined to have an indefinite life and are not being amortized but are tested for impairment on an annual basis.

(ii)	Pursuant to the Plan, the senior secured term loans of Old Microcell, and a net payable to Old Microcell’s secured creditors relating to cross currency and interest rate swaps terminated in December 2002, were converted into a term loan of $300 million (the “Tranche B Debt”), a term loan of $50 million (the “Tranche C Debt”), 11,766,667 First Preferred Shares ($176.5 million) and 3,600,186 Second Preferred Shares ($54 million).

Old Microcell’s senior discount notes (and the unpaid accrued interest thereon) were converted into 3,600,186 Second Preferred Shares ($54 million), 30,000 Class A Restricted Voting Shares ($0.3 million), 3,578,676 Class B Non-Voting Shares ($36 million), 1,329,312 Warrants 2005 ($1.5 million) and 2,215,521 Warrants 2008 ($4.4 million).

The shareholders of Old Microcell received 22,469 Class B Non-Voting Shares ($0.2 million), 2,668,990 Warrants 2005 ($3.1 million) and 4,448,422 Warrants 2008 ($8.9 million).

Comparative figures

With the exception of the balance sheet, comparative financial statements for periods prior to May 1, 2003 have been presented pursuant to regulatory requirements. In reviewing the comparative financial statements, readers are reminded that they do not reflect the effects of the Plan nor the application of fresh start accounting.

Microcell Telecommunications Inc.

1.	CAPITAL REORGANIZATION, BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS (Cont’d)

Description of business

Microcell is a provider of wireless telecommunications services in Canada. The Company offers a wide range of voice and high-speed data communications products and services to approximately 1.1 million customers. Microcell operates a Global System for Mobile Communication (“GSM”) network across Canada and markets PCS and General Packet Radio Service (“GPRS”) under the Fido brand name. PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS to end-users under the PCS License awarded in 1995, which was renewed for a five-year term in March 2001. The terms and conditions for the renewal of the PCS License are identical to those established for the first term of the PCS License. In addition to offering access to its PCS network to third-party telecommunications providers on a wholesale basis, the Company provides data and other wireless Internet services to its end-users based on GPRS technology. The Company’s wholly owned subsidiary, Inukshuk, was awarded MCS Licenses to deploy a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. Inukshuk is currently seeking partners to finance the build-out of a MCS network.

As of September 30, 2003, the Company offered PCS in most Census Metropolitain Areas (“CMA”) in Canada. In addition, the Company has deployed its GSM network in smaller communities and along major highway corridors. The Company estimates that its PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, the Company provides analog cellular roaming capabilities on the networks of other carriers, which increases its service area to 94% of the total Canadian population. In addition, the Company has initiated seamless voice and text message roaming services with all the major GSM operators in the United States, covering more than 6,000 cities and towns in 46 states. Also, the Company has agreements with 269 international operators in 144 countries, covering most of Europe as well as a number of countries in the Pacific Rim, the Middle East, Africa and Australia.

The Company continues to experience growth-related capital requirements arising from the need to fund network capacity improvements, ongoing maintenance and the cost of acquiring new PCS customers. Microcell’s ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

Microcell Telecommunications Inc.

2.	EARNINGS (LOSS) PER SHARE

The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

	Pre-reorganization

	Three months	Five months	Four months	Three months	Nine months
	ended	ended	ended	ended	ended
	September 30	September 30	April 30	September 30	September 30
	2003	2003	2003	2002	2002
	$	$	$	$	$

Numerator:
Net income (loss) for diluted earnings (loss) per share calculation	1,250	16,207	45,517	(152,318)	(446,839)
Accretion on redemption price of First and Second Preferred Shares	(6,322)	(10,590)	—	—	—

Net income (loss) for basic earnings (loss) per share calculation	(5,072)	5,617	45,517	(152,318)	(446,839)

Denominator: (in thousands)	Number	Number	Number	Number	Number
Weighted-average number of shares outstanding	3,770	3,728	240,217	240,217	240,200
Shares issuable pursuant to the exercise of initial warrants	—	—	253	253	253

Number of shares for basic earnings (loss) per share calculation	3,770	3,728	240,470	240,470	240,453
Shares issuable pursuant to the conversion of First and Second Preferred Shares	18,828	18,828	—	—	—
Shares issuable pursuant to the exercise of stock options	323	332	—	—	—

Number of shares for diluted earnings (loss) per share calculation	22,921	22,888	240,470	240,470	240,453

Basic earnings (loss) per share (in dollars)	(1.35)	1.51	0.19	(0.63)	(1.86)

Diluted earnings (loss) per share (in dollars)	(1.35)	0.71	0.19	(0.63)	(1.86)

Basic and diluted losses per share are identical, except for the five-month period ended September 30, 2003, as the effect of diluted items are antidilutive.

3.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2003		May 1, 2003

		Accumulated		Accumulated
	Cost	depreciation	Cost	depreciation
	$	$	$	$

PCS network
Switches	129,328	11,317	119,034	—
Infrastructure and towers	102,052	2,705	96,303	—
Radio equipment	40,151	3,656	33,931	—
Application hardware and software	33,840	4,692	26,991	—
Computer hardware and software	5,687	735	5,277	—
Office furniture and equipment	4,701	383	4,491	—
Leasehold improvements	4,581	396	3,665	—

	320,340	23,884	289,692	—
Accumulated depreciation	23,884		—

Net carrying value	296,456		289,692

Microcell Telecommunications Inc.

3.     PROPERTY, PLANT AND EQUIPMENT (Cont’d)

Depreciation is provided on a straight-line basis over the estimated useful life of the property, plant and equipment as follows:

PCS network—Switches	7 years
PCS network—Infrastructure and towers	20 years
PCS network—Radio equipment	8 years
Application hardware and software	5 years
Computer hardware and software	3 years
Office furniture and equipment	5 years
Leasehold improvements	Term of the related leases

For property, plant and equipment that existed as at May 1, 2003, the above periods of depreciation were reduced in order to reflect a new cost basis as a result of applying fresh start accounting.

4.     LONG-TERM DEBT

	September 30	May 1
	2003	2003
	$	$

Tranche B Debt	281,370	300,000
Tranche C Debt	51,667	50,000

	333,037	350,000
Less current portion of principal	(9,537)	(10,000)

	323,500	340,000

The minimum contractual payments of long-term debt for the next five years are as follows: $2.4 million in 2003; $9.5 million in 2004; $9.5 million in 2005; $14.3 million in 2006; and $14.3 million in 2007.

Tranche A Facility

The Company has access to a revolving bank credit facility (the “Tranche A Facility”) of $25 million, which bears interest at the prime rate plus 2.5%, base rate plus 2.5% or bankers’ acceptance rate plus 3.5%. Pursuant to the terms of the credit agreement of Tranche A Facility, the Company is entitled to raise up to an additional $50 million in revolving bank credit facility. The Tranche A Facility is payable in April 2006. A commitment fee computed at the rate of 1.0% per annum on the aggregate undrawn amount of the Tranche A Facility is payable on a quarterly basis. The Tranche A Facility is collateralized by a first lien on all the Company’s assets. As at September 30, 2003 and May 1, 2003, no amounts were drawn on this facility.

Microcell Telecommunications Inc.

4.     LONG-TERM DEBT (Cont’d)

Tranche B Debt

The Tranche B Debt, a term loan in the amount of $300 million, is composed of a Canadian dollar series in the amount of $104.8 million and a U.S. dollar series with a principal amount equivalent to Canadian $195.2 million (US$134.3 million). The Tranche B Debt bears interest at the prime rate plus 3.0%, base rate plus 3.0% or bankers’ acceptance rate plus 4.0%. The Tranche B Debt is payable in quarterly installments, which started June 2003 and will mature in December 2008. The Tranche B Debt is collateralized by a second lien on all the Company’s assets. Reimbursements of Tranche B Debt are as follows: 2.5% of the principal amount in 2003; 3.33% in 2004; 3.33% in 2005; 5% in 2006; 5% in 2007; and 80.84% in 2008.

The Company entered into swap transactions with a preferred shareholder, who is also a lender, to manage its exposure to foreign exchange rate fluctuations on the U.S. dollar denominated portion of the Tranche B Debt; the Company swapped, in May and June 2003, $50 million (US$35.7 million) of the principal of the Tranche B Debt at a rate of 1.3986 and $50 million (US$36.9 million) of the principal of the Tranche B Debt at a rate of 1.3548. The swap transactions have a duration of six months. These swap transactions are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized in income within foreign exchange gain or loss.

Tranche C Debt

The Tranche C Debt, a term loan in the amount of $50 million, is payable in April 2013. The Tranche C Debt bears interest at the rate of 8.0% payable semi-annually at the Company’s discretion: (i) in cash; or (ii) accruing and compounding such interest semi-annually until paid. The Tranche C Debt is collateralized by a third lien on all the Company’s assets.

Covenants

Under the credit agreements of the Tranche A Facility, Tranche B Debt and Tranche C Debt, the Company has committed itself to respect certain covenants, including restrictions on the ability to incur certain indebtedness, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios under the credit agreements of Tranche A Facility and Tranche B Debt, including minimum EBITDA (operating income (loss) excluding restructuring charges, impairment of intangible assets, depreciation and amortization), number of subscribers, ARPU (average retail revenue per subscriber per month), liquidity and maximum capital expenditures.

Excess cash flow sweep

The Articles of the Company, and the credit agreements governing the Tranche B Debt and Tranche C Debt, require the Company to make the following payments to the Tranche B Debt and Tranche C Debt lenders and to the holders of Preferred Shares (or units if issued): (i) the net sale proceeds of material asset sales (sale of more than $2 million); (ii) 75% of the amount calculated each fiscal year equal to excess cash flow (as this term is defined in the Articles of the Company and in the credit agreements); and (iii) 75% of the amount of net proceeds from equity offerings (including proceeds from the exercise of Warrants).Each payment on account of material asset sales and net proceeds from equity offerings has to be made within five business days following receipt of the proceeds thereof, and each payment hereunder on account of excess cash flow has to be made on or before March 31 of each fiscal year, commencing on March 31, 2004, with respect to the excess cash flow (if any) for the previous fiscal year.

Microcell Telecommunications Inc.

4.     LONG-TERM DEBT (Cont’d)

Subject to the maintenance of a minimum cash balance of $45 million as at each year-end (prior to the Company’s 25% share of such year’s excess cash flow), such amounts are to be applied in the order of priority set forth below: (i) repayment of the Tranche B Debt, up to 25% of the principal amount thereof; (ii) payment of interest on the Tranche C Debt; (iii) payment of dividends on the First Preferred Shares; (iv) until May 1, 2008, on a pro rata basis, repayment of the principal amount of the Tranche C Debt, up to 25% of the principal amount thereof, and redemption of up to 75% of the number of First Preferred Shares originally issued; (v) payment of dividends on the Second Preferred Shares; (vi) until May 1, 2008, redemption of up to 75% of the number of Second Preferred Shares originally issued; (vii) after May 1, 2008, on a pro rata basis, repayment of remaining principal amount of the Tranche C Debt and redemption of First Preferred Shares originally issued; and (viii) after May 1, 2008, redemption of the remaining Second Preferred Shares.

In the event that First Units and Second Units are issued, such amounts are to be applied in the orders of priority set forth below: (i) repayment of the Tranche B Debt, up to 25% of the principal amount thereof; (ii) payment of interest on the Tranche C Debt; (iii) until May 1, 2008, on a pro rata basis, repayment of the principal amount of the Tranche C Debt, up to 25% of the principal amount thereof, and repayment of the principal amount of up to 25% of the first notes (in the case of the First Units); (iv) until May 1, 2008, repayment of the principal amount of up to 25% of the second notes (in the case of the Second Units); (v) after May 1, 2008, on a pro rata basis, repayment of the remaining principal amount of the Tranche C Debt and first notes; and (vi) after May 1, 2008, repayment of the remaining principal amount of the second notes.

5.     SHARE CAPITAL

Authorized

An unlimited number of First Preferred Shares, issuable as First Preferred Voting Shares, First Preferred Non-Voting Shares, First Preferred Voting 2 Shares and First Preferred Non-Voting 2 Shares;

An unlimited number of Second Preferred Shares issuable as Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Second Preferred Voting 2 Shares and Second Preferred Non-Voting 2 Shares;

An unlimited number of Class A Restricted Voting Shares; and

An unlimited number of Class B Non-Voting Shares.

First and Second Preferred Shares, excluding First and Second Preferred 2 Shares (the “Preferred Shares”)

Rights upon liquidation

Holders of First Preferred Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, an amount per share equal to the PS Redemption Price (as described below) plus any declared but unpaid dividends.

Holders of Second Preferred Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, other than the First Preferred Shares, an amount per share equal to the Preferred Share Redemption Price (as described below) plus any declared but unpaid dividends.

Microcell Telecommunications Inc.

5.     SHARE CAPITAL (Cont’d)

Non-Cumulative Dividend

The holders of Preferred Shares (“PS”) are entitled to a fixed, non-cumulative preferential dividend at the rate of 9% per annum, from time to time and payable semi-annually in arrears in cash.

Maturity

The Preferred Shares shall be mandatorily redeemed on May 1, 2013.

Redemption Price

The redemption price of each Preferred Share is initially the issue price therefor, increased at the beginning of each semi-annual period commencing on November 1, 2003 by (i) an amount equal to the dividend accrued during such period; less (ii) the amount of any cash dividend that has been declared and paid in respect of such semi-annual period (the “PS Redemption Price”).

In the event of any redemption or mandatory conversion of Preferred Shares other than as at the end of a semi-annual period, the PS Redemption Price is to be adjusted by adding the accrued dividend on a pro rata basis with reference to the number of days from the beginning of the then current semi-annual period to the date of such redemption or conversion, less the amount of any cash dividend that has been declared and paid in respect of such period.

Redemption

The Preferred Shares are redeemable as follows: (i) in whole or in part at any time at the option of the Company at the then current PS Redemption Price, payable in cash, provided however that holders of Preferred Shares may exercise any conversion rights prior to any such redemption; (ii) at maturity, (a) mandatorily at a price per share equal to the then current PS Redemption Price payable in cash or (b) at the Company’s option, if the Class A Restricted Voting Shares and the Class B Non-Voting Shares continue to be listed and posted for trading on a recognized exchange, in consideration of the issuance of a number of Class A Restricted Voting Shares or Class B Non-Voting Shares (as the case may be) equal to the PS Redemption Price divided by the average share price of such shares; (iii) mandatorily prior to maturity at the then current PS Redemption Price to the extent that the Company has funds available for such purpose (determined by reference to certain thresholds established in the Articles); and (iv) at any time prior to maturity, in whole or in part, at the option of the Company upon payment of the then current PS Redemption Price by issuing Units composed of a note and a Preferred Voting 2 Share or Preferred Non-Voting 2 Share.

Intra Class Exchange Rights

The First Preferred Non-Voting Shares are exchangeable, at the option of the holders, into First Preferred Voting Shares on a share-for-share basis, and the Second Preferred Non-Voting Shares are exchangeable, at the option of the holders, into Second Preferred Voting Shares on a share-for-share basis, in the following circumstances: (i) at any time upon provision by a holder of Preferred Non-Voting Shares of a residency declaration to the Company’s transfer agent certifying that the holder is a Canadian; (ii) upon a bid being made for the Preferred Voting Shares where no equivalent bid is made for the Preferred Non-Voting Shares for the purposes of allowing the Preferred Non-Voting Shares to tender to an exclusionary bid; (iii) automatically upon the repeal or relaxation of the Canadian rules restricting the Company’s ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of the Company and its subsidiaries not otherwise being restricted by law. The First Preferred Voting Shares are exchangeable, at the option of the holders, into First Preferred Non-Voting Shares on a share-for-share basis. The Second Preferred Voting Shares are exchangeable, at the option of the holders, into Second Preferred Non-Voting Shares on a share-for-share basis.

Microcell Telecommunications Inc.

5.     SHARE CAPITAL (Cont’d)

Conversion Features

The Preferred Shares have the following conversion features: (i) at any time, the Preferred Voting Shares and the Preferred Non-Voting Shares are convertible, at the option of the holders into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis; (ii) if at any time prior to May 1, 2008, the Company shall complete an offering of Class A Restricted Voting Shares or Class B Non-Voting Shares for gross proceeds of not less than $150 million and at a per share price equal to or greater than 200% of the then current PS Redemption Price and the proceeds thereof are used as provided in the Articles, the Preferred Voting Shares and the Preferred Non-Voting Shares that remain outstanding after the application of such proceeds will be converted, at the option of the Company, into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis; and (iii) if at any time on or after May 1, 2008, on the 25th day (or if such day is not a trading day, then on the next following trading day) following the release by the Company of its quarterly or annual financial statements, as the case may be, the Preferred Voting Shares and the Preferred Non-Voting Shares are in-the-money (namely that the PS Redemption Price is less than the average share price of the Class A Restricted Voting Shares and Class B Non-Voting Shares), they will be converted automatically into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis.

Upon conversion of any Preferred Voting Shares or Preferred Non-Voting Shares into Class A Restricted Voting Shares or Class B Non-Voting Shares, the holders of such Preferred Voting Shares or Preferred Non-Voting Shares will have no right to receive any payment in cash on account of the PS Redemption Price.

All conversion rights described above are subject to a registration statement having been filed by the Company and having become effective under the United States Securities Act of 1933 (the “1933 Act”) or to an exemption being available under the 1933 Act in connection with the issuance of shares resulting from the exercise of such conversion right. If such exemption is not available, the Company plans to file, by the end of November 2003, a registration statement with the SEC in respect of shares to be issued upon the exercise of conversion rights and will use reasonable commercial efforts to have such commission declare such registration statement effective.

Anti-layering provisions

The Articles of the Company provide that, so long as there remain outstanding First Preferred Shares (or First Units, if issued) representing in the aggregate an initial issue price in excess of $75 million, the approval: (i) by written resolution signed by the holders of a majority of the aggregate number (or principal amount, as the case may be) of First Preferred Shares (or First Units, if issued) then outstanding or (ii) by a majority of the holders of First Preferred Shares (or First Units, if issued) then outstanding represented in person or by proxy at a meeting of such holders called for such purpose, will be required before the Company and its subsidiaries either (X) issue any shares ranking prior to or pari passu with the First Preferred Shares (or First Units, if issued) or (Y) incur funded debt (other than permitted debt under the Company’s credit facilities, First Units and Second Units), as a result of which the aggregate consolidated funded debt thereof would be in excess of 4.0 times consolidated annual EBITDA, calculated on a pro forma basis based upon the four consecutive quarters ended as at the fiscal quarter-end immediately prior to the date of the resolution of the Board of the Company approving such issuance or incurrence, as the case may be.

Microcell Telecommunications Inc.

5.     SHARE CAPITAL (Cont’d)

The Articles of the Company also provide that, so long as there remain outstanding Second Preferred Shares (or Second Units, if issued) representing in the aggregate an initial issue price in excess of $50 million, the approval: (i) by written resolution signed by the holders of a majority of the aggregate number (or principal amount, as the case may be) of Second Preferred Shares (or Second Units, if issued) then outstanding or (ii) by a majority of the holders of Second Preferred Shares (or Second Units, if issued) represented in person or by proxy at a meeting of such holders called for such purposes will be required before the Company and its subsidiaries either (X) issue any shares ranking prior to or pari passu with the Second Preferred Shares (or Second Units, if issued) (other than First Preferred Shares issued on May 1, 2003), or (Y) incur funded debt (other than permitted debt under the Company’s credit facilities, First Units and Second Units), as a result of which the aggregate consolidated funded debt thereof would be in excess of 4.0 times consolidated annual EBITDA, calculated on a pro forma basis based upon the four consecutive quarters ended as at the fiscal quarter-end immediately prior to the date of the resolution of the Board of the Company approving such issuance or incurrence, as the case may be.

Excess cash flow sweep

The Preferred Shares are subject to the excess cash flow sweep described in note 4 of these financial statements.

First and Second Preferred 2 Shares (the “Preferred 2 Shares”)

Rights upon liquidation

Holders of First Preferred 2 Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, an amount per share equal to the PS2 Redemption Price (as described below) plus any declared but unpaid dividends.

Holders of Second Preferred 2 Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, other than the First Preferred 2 Shares, an amount per share equal to the PS2 Redemption Price (as described below) plus any declared but unpaid dividends.

Dividends

The holders of Preferred 2 Shares are not entitled to receive any dividends in respect thereof.

Redemption

The Preferred 2 Shares (“PS2”) will be automatically redeemed at the PS2 Redemption Price (as described below) upon the repayment, redemption or conversion of the First and Second Units, as the case may be, of which they form part.

The PS2 Redemption Price is equal to $0.0001 per Preferred 2 Share.

Microcell Telecommunications Inc.

5.     SHARE CAPITAL (Cont’d)

Class A Restricted Voting Shares

Dividends and Rights upon liquidation

Holders of Class A Restricted Voting Shares are entitled to receive dividends, and the remaining assets of the Company on the winding up, liquidation or dissolution of the Company, pari passu with the holders of Class B Non-Voting Shares, on a per share basis.

Exchange Rights

Each Class A Restricted Voting Share may, at the option of the holders, be exchanged at any time into one Class B Non-Voting Share.

Class B Non-Voting Shares

Dividends and Rights upon liquidation

Holders of Class B Non-Voting Shares are entitled to receive dividends, and the remaining assets of the Company on the winding-up, liquidation or dissolution of the Company, pari passu with the holders of Class A Restricted Voting Shares, on a per share basis.

Exchange Rights

The Class B Non-Voting Shares are exchangeable, at the option of the holders, into Class A Restricted Voting Shares on a share-for-share basis, in the following circumstances: (i) any time upon provision by a holder of Class B Non-Voting Shares of a residency declaration to the Company’s transfer agent certifying that the holder is a Canadian; (ii) upon a bid being made for the Class A Restricted Voting Shares where no equivalent bid is made for the Class B Non-Voting Shares, for the purposes of allowing the Class B Non-Voting Shares to tender to an exclusionary bid; and (iii) automatically upon the repeal or relaxation of the Canadian rules governing the Company’s ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of the Company and its subsidiaries not otherwise being restricted by law.

First and Second Units

The First Preferred Voting Shares and First Preferred Non-Voting Shares are redeemable at any time prior to maturity at the option of the Company in consideration of the issuance of First Units (Voting and Non-Voting series). The Second Preferred Voting Shares and Second Preferred Non-Voting Shares are redeemable at any time prior to maturity by the Company in consideration of the issuance of Second Units (Voting and Non-Voting series).

The First Units and Second Units are hybrid instruments designed to duplicate the economic interest and other features (including as to voting entitlements) attaching to the First Preferred Shares and Second Preferred Shares. Each Unit is composed of a note, which provides the holder of the Unit with an economic interest similar to that of a holder of First Preferred Share, together with a First Preferred Voting 2 Share or First Preferred Non-Voting 2 Share (in the case of First Units) or with a Second Preferred Voting 2 Share or Second Preferred Non-Voting 2 Share (in the case of Second Units).

The First Units are senior in right of payment to the Second Units.

Microcell Telecommunications Inc.

5.     SHARE CAPITAL (Cont’d)

The Company has entered into two Unit Indentures, respectively in respect of First Units and Second Units, which provide for similar redemption and conversion features attaching to the Units as those attaching to the First Preferred Shares and Second Preferred Shares under the Articles. The indentures relating to the Units also provide for certain adjustment mechanisms in the event of fundamental transactions, as well as provisions customarily found in indentures governing issuances of notes.

No Units may be converted into Class A Restricted Voting Shares or Class B Non-Voting Shares until the date that a registration statement filed by the Company under the U.S. Securities Act has been declared effective by the SEC.

Number of shares issued

	First	First	Second	Second	Class A	Class B
	Preferred	Preferred	Preferred	Preferred	Restricted	Non-Voting	Total
	Voting	Non-Voting	Voting	Non-Voting	Voting	Shares	Shares
	Shares	Shares	Shares	Shares	Shares

Balance as at May 1, 2003	544,828	11,221,839	106,400	7,093,972	30,000	3,601,145	22,598,184
Converted	(136,474)	88,607	(35,218)	(56,044)	5,663	133,466	—

Balance as at September 30, 2003	408,354	11,310,446	71,182	7,037,928	35,663	3,734,611	22,598,184

Carrying value of shares issued

	First	First	Second	Second	Class A	Class B	Total
	Preferred	Preferred	Preferred	Preferred	Restricted	Non-Voting	Value of
	Voting	Non-Voting	Voting	Non-Voting	Voting	Shares	Shares
	Shares	Shares	Shares	Shares	Shares
	$	$	$	$	$	$	$

Value as at May 1, 2003	8,172	168,328	1,596	106,410	302	36,241	321,049
Converted	(2,047)	1,329	(528)	(841)	85	2,002	—
Accretion on redemption price	229	6,362	40	3,959	—	—	10,590

Value as at September 30, 2003	6,354	176,019	1,108	109,528	387	38,243	331,639

Employee Stock Purchase Plan

The Company has a stock purchase plan for its employees under which participants can contribute up to 10% of their salary. Microcell makes a contribution in shares for the benefit of the participant equal to one-third the number of shares purchased with the participant’s contribution during the year (up to 5% of the participant’s salary). Microcell’s contribution is executed only if, on the calculation date (which, for each year, is June 30 of the following year), the participant is still an employee of the Company and still holds the shares purchased with their contributions during the year. Microcell may choose to make its contribution in treasury shares or to deposit with the administrative agent of the plan a sufficient amount of money to enable the administrative agent of the plan to purchase the appropriate number of shares in the market. The total number of treasury Class A Restricted Voting Shares and Class B Non-Voting Shares that can be issued by the Company in order to make its contribution pursuant to this plan shall not exceed 250,000 shares. As at September 30, 2003, no shares were issued under this stock purchase plan.

Microcell Telecommunications Inc.

5.     SHARE CAPITAL (Cont’d)

Stock Option Plan

With the approval of the Plan on May 1, 2003, a new stock option plan was implemented. The new stock option plan authorizes the issuance of up to 187,414 Class A Restricted Voting Shares and 2,231,831 Class B Non-Voting Shares. The Board may amend, supersede or terminate the stock option plan.

The stock option plan is administered by the Board, which has sole discretion to designate the recipients of options and to determine the number of Class A Restricted Voting Shares or Class B Non-Voting Shares of Microcell covered by each of such options, the date of grants and the subscription price of each option. Options granted under the stock option plan have the terms and conditions, including exercise price, vesting and expiration, as established by the Board, from time to time, provided that the pricing of options is in accordance with the requirements of the Toronto Stock Exchange and is not less than the market prices for the Class A Restricted Voting Shares and Class B Non-Voting Shares at the time of the grant of options.

During the period, the Company granted 1,696,944 options and 26,100 options were cancelled. As a result, 1,670,844 options were outstanding as of September 30, 2003 with a weighted-average exercise price of $10.51 and a weighted-average remaining life of 4.7 years. 50%, 25% and 25% will vest and become exercisable on the second, third and fourth anniversaries of the grant. Accelerated vesting will be applicable after the first anniversary date of the grant in the event that the market price of the shares reaches a certain level.

Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes option pricing model with the following assumptions for the five-month period ended September 30, 2003: weighted-average risk-free interest rates of 3.0% (3.0% for the four months ended April 30, 2003 and for 2002); dividend yields of 0% (0% for the four months ended April 30, 2003 and for 2002); weighted-average volatility factors of the expected market price of the Company’s Class A Restricted Voting Shares and Class B Non-Voting Shares of 65.3% (107.9% for the four months ended April 30, 2003 and for 2002 and based on the volatility of the Class B Non-Voting Shares of Old Microcell); and a weighted-average expected life of the options of five years (5.5 years for the four months ended April 30, 2003 and for 2002). For the purposes of pro forma disclosures, the estimated fair value of the options at the grant date is amortized to expense over the options’ vesting periods.

Considering this, the Company’s pro forma net income for the three-and five-month periods ended September 30, 2003 would be respectively decreased by $0.6 million and $0.7 million, the basic earnings per share figures would be decreased respectively by $0.16 and $0.19 and the diluted earnings per share figures would be decreased by $0.03 for both periods. Under its prior stock option plan, the Company’s pro forma net income for the four-month period ended April 30, 2003 would be decreased by $1.6 million and the basic and diluted earnings per share figures would be decreased by $0.01. The Company’s pro forma net loss for the three- and nine-month periods ended September 30, 2002 would be increased respectively by $0.7 million and $1.9 million. Basic and diluted loss per share figures would not be affected for the three-month period ended September 30, 2002 and would be increased by $0.01 for the nine-month period ended September 30, 2002.

Microcell Telecommunications Inc.

5.     SHARE CAPITAL (Cont’d)

Warrants

	September 30	May 1
	2003	2003
	$	$

3,998,302 Warrants 2005	4,598	4,598
6,663,943 Warrants 2008	13,328	13,328

	17,926	17,926

The Company issued on May 1, 2003 two series of warrants entitling holders thereof to purchase Class A Restricted Voting Shares or Class B Non-Voting Shares, these being the Warrants 2005, having an exercise price per share of $19.91, and the Warrants 2008, having an exercise price per share of $20.69.

6.     INCOME TAXES

As at May 1, 2003, the effective date of the fresh start basis of accounting, the Company had available tax losses and net deductible temporary differences of approximately $1.8 billion. These tax losses carried forward and net deductible temporary differences were not included as part of the fresh start adjustments, as a valuation allowance had been provided for the entire amount of the related net tax benefit. Accordingly, if and when it is more likely than not that the tax benefits of these unrecognized tax losses carried forward and net deductible temporary differences will be realized, they will be applied to first reduce the unamortized amount of intangible assets that were recognized as at May 1, 2003. For the five month period ended September 30, 2003, $8.0 million of these benefits were realized and reduced the unamortized amount of intangible assets.

7.     COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the presentation adopted in the current period.